FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit 1:   Final Annual Results dated 30 March 2011

Exhibit 1

National Westminster Bank Plc
Results for the year ended 31 December 2010

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating (loss)/profit
Operating loss before tax was £2,381 million compared with a profit of £1,129 million in 2009. This reflects a reduction in income, including lower gains on redemption of own debt, and increases in expenses, which benefitted from a pension curtailment gain in 2009. In addition, impairment losses were significantly higher in 2010.

Total income
Total income was down 13% to £8,066 million from £9,274 million in 2009, primarily due to a fall in trading income, lower gains on redemption of own debt and lower dividend income partially offset by higher gains on disposals.

Net interest income
Net interest income remained flat at £3,161 million primarily reflecting higher volumes of interest-earning assets and interest-bearing liabilities offsetting lower net interest margins.

Non-interest income
Non-interest income decreased to £4,905 million from £6,077 million in 2009 reflecting a reduction in trading and dividend income and a lower gain on redemption of own debt of £145 million compared with £381 million in 2009. These decreases were partially offset by gains on disposals of subsidiaries and associates, including strategic disposals, of £938 million compared with £384 million in 2009.

Operating expenses
Operating expenses were £5,303 million compared with £4,006 million in 2009 which benefitted from pension curtailment gains of £1,297 million, £544 million directly and £753 million in lower recharges from the holding company. Adjusting for pension curtailment gains, operating expenses were flat. Integration and restructuring costs were £45 million compared with £150 million in 2009.

Cost:income ratio
The Group's cost:income ratio was 65.7% compared with 43.2% in 2009. Excluding the gain on redemption of own debt in both years and pension curtailment gains in 2009, the cost:income ratio was 66.9% compared with 59.6% in 2009.

Impairment losses
Impairment losses were £5,144 million compared with £4,139 million in 2009, with Core bank impairments rising by £109 million and Non-Core by £896 million. In the Core business, the biggest increase was in Ulster Bank, reflecting the difficult economic environment in Ireland. Non-Core impairment losses increased substantially, particularly across the corporate and property sectors.

Capital ratios
Capital ratios at 31 December 2010 were 9.5% (Core Tier 1), 10.7% (Tier 1) and 13.2% (Total).

Condensed consolidated income statement
for the year ended 31 December 2010

	2010	2009
	£m	£m

Interest receivable	6,070	6,451
Interest payable	(2,909)	(3,254)

Net interest income	3,161	3,197

Fees and commissions receivable	3,984	4,079
Fees and commissions payable	(1,248)	(1,241)
Income from trading activities	825	1,454
Gain on redemption of own debt	145	381
Other operating income	1,199	1,404

Non-interest income	4,905	6,077

Total income	8,066	9,274
Operating expenses	(5,303)	(4,006)

Profit before impairment losses	2,763	5,268
Impairment losses	(5,144)	(4,139)

Operating (loss)/profit before tax	(2,381)	1,129
Tax credit	117	5

(Loss)/profit for the year	(2,264)	1,134
Non-controlling interests	8	-

(Loss)/profit attributable to ordinary shareholders	(2,256)	1,134

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2010

	2010	2009
	£m	£m

(Loss)/profit for the year	(2,264)	1,134

Other comprehensive income/(loss)
Available-for-sale financial assets	(5)	43
Cash flow hedges	(12)	(42)
Currency translation	163	(795)

Other comprehensive income/(loss) before tax	146	(794)
Tax charge	(1)	(2)

Other comprehensive income/(loss) after tax	145	(796)

Total comprehensive (loss)/income for the year	(2,119)	338

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(22)	(41)
Ordinary shareholders	(2,097)	379

	(2,119)	338

Condensed consolidated balance sheet
at 31 December 2010

	2010	2009
	£m	£m

Assets
Cash and balances at central banks	1,824	1,805
Loans and advances to banks	155,929	133,230
Loans and advances to customers	155,133	164,403
Debt securities	39,494	34,789
Equity shares	904	966
Settlement balances	3,761	4,573
Derivatives	3,460	4,470
Intangible assets	683	748
Property, plant and equipment	3,191	3,300
Deferred tax	574	568
Prepayments, accrued income and other assets	1,579	1,876

Total assets	366,532	350,728

Liabilities
Deposits by banks	52,552	61,433
Customer accounts	256,232	227,463
Debt securities in issue	8,262	11,470
Settlement balances	2,943	3,027
Short positions	13,943	13,917
Derivatives	3,555	4,314
Accruals, deferred income and other liabilities	4,444	3,827
Retirement benefit liabilities	608	512
Deferred tax	41	285
Subordinated liabilities	7,583	8,999

Total liabilities	350,163	335,247

Equity
Non-controlling interests	1,315	1,282
Owners' equity
Called up share capital	1,678	1,678
Reserves	13,376	12,521

Total equity	16,369	15,481

Total liabilities and equity	366,532	350,728

Commentary on condensed consolidated balance sheet

Total assets of £366.5 billion at 31 December 2010 were up £15.8 billion, 5%, compared with 31 December 2009, principally reflecting the placing of surplus deposits with the holding company.

Loans and advances to banks increased by £22.7 billion, 17%, to £155.9 billion reflecting higher placings with the holding company and fellow subsidiaries, up £20.5 billion, 17% to £138.4 billion and an increase in other loans and advances to banks, up £2.2 billion to £17.5 billion.

Loans and advances to customers were down £9.3 billion, 6%, at £155.1 billion. Within this, amounts due from fellow subsidiaries decreased £5.0 billion, 35%, to £9.3 billion.  Excluding growth in reverse repurchase agreements and stock borrowing, up £6.1 billion, 62% at £16.1 billion, other loans and advances declined £10.4 billion, 7% to £145.8 billion, principally reflecting reductions in Non-Core, UK Retail, UK Corporate and Ulster Bank, offset in part by increases in Wealth, Global Banking & Markets and Global Transaction Services.

Debt securities increased by £4.7 billion, 14%, to £39.5 billion principally due to increased holdings in Global Banking & Markets.

Deposits by banks decreased by £8.9 billion, 14% to £52.6 billion resulting from a decrease in amounts due to the holding company and fellow subsidiaries, down £4.7 billion, 10%, to £40.3 and a reduction in other deposits by banks, down, £4.2 billion to £12.2 billion.

Customer accounts were up £28.8 billion, 13%, to £256.2 billion. Within this, amounts due to fellow subsidiaries were down £4.8 billion, 50%, to £4.8 billion.  Excluding growth in repurchase agreements and stock lending, up £18.6 billion, 50%, to £55.6 billion, other customer accounts increased £15.5 billion, 9% to £196.5 billion, reflecting increases in UK Retail, UK Corporate, Wealth, Global Transaction Services and Ulster Bank, partially offset by reductions in Non-Core and Global Banking & Markets.

Debt securities in issue were down £3.2 billion, 28% to £8.3 billion, mainly as a result of reductions in Global Banking & Markets and Ulster Bank.

Subordinated liabilities decreased £1.4 billion, 16% to £7.6 billion, reflecting the redemption of £0.6 billion undated loan capital and debt preference shares under the liability management exercise completed in May 2010, together with the redemption of £0.9 billion dated loan capital, offset in part by the issue of £0.2 billion dated loan capital and the effect of exchange rate movements and other adjustments of £0.6 billion.

Owners' equity increased by £0.9 billion, 6%, to £15.1 billion, driven by capital contributions from the holding company of £3.0 billion together with exchange rate and other movements of £0.2 billion, partially offset by the attributable loss for the year of £2.3 billion.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010

	2010	2009
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning of year	2,226	1,291
Ordinary shares issued	-	935
Redemption of preference shares classified as debt	(1)	-

At end of year	2,225	2,226

Available-for-sale reserve
At beginning of year	16	(18)
Unrealised (losses)/gains	(25)	78
Realised losses/(gains)	20	(35)
Tax	(3)	(9)

At end of year	8	16

Cash flow hedging reserve
At beginning of year	(5)	30
Amount recognised in equity	1	(5)
Amount transferred from equity to earnings	(13)	(37)
Tax	2	7

At end of year	(15)	(5)

Foreign exchange reserve
At beginning of year	1,146	1,900
Retranslation of net assets	169	(805)
Foreign currency gains on hedges of net assets	8	51

At end of year	1,323	1,146

Capital redemption reserve
At beginning of year	614	614
Redemption of preference shares classified as debt	33	-

At end of year	647	614

Retained earnings
At beginning of year	8,524	6,640
(Loss)/profit attributable to ordinary shareholders	(2,256)	1,134
Share based payments - tax	2	-
Redemption of preference shares classified as debt	(32)	-
Capital contribution	2,950	750

At end of year	9,188	8,524

Owners' equity at end of year	15,054	14,199

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010  (continued)

	2010	2009
	£m	£m

Non-controlling interests
At beginning of year	1,282	1,323
Currency translation adjustments and other movements	(14)	(41)
Loss attributable to non-controlling interests	(8)	-
Equity raised	58	-
Equity withdrawn and disposals	(3)	-

At end of year	1,315	1,282

Total equity at end of year	16,369	15,481

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(22)	(41)
Ordinary shareholders	(2,097)	379

	(2,119)	338

Condensed consolidated cash flow statement
for the year ended 31 December 2010

	2010	2009
	£m	£m

Operating activities
Operating (loss)/profit before tax	(2,381)	1,129
Adjustments for non-cash items	2,176	4,952

Net cash (outflow)/inflow from trading activities	(205)	6,081
Changes in operating assets and liabilities	20,199	58,112

Net cash flows from operating activities before tax	19,994	64,193
Income taxes received/(paid)	406	(1,092)

Net cash flows from operating activities	20,400	63,101

Net cash flows from investing activities	1,021	(1,545)

Net cash flows from financing activities	1,524	899

Effects of exchange rate changes on cash and cash equivalents	1,152	(3,010)

Net increase in cash and cash equivalents	24,097	59,445
Cash and cash equivalents at beginning of year	109,520	50,075

Cash and cash equivalents at end of year	133,617	109,520

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. The Group is a net provider of funding to other RBS Group companies and this assessment also reflects a reliance on the RBS Group's accounts being prepared on a going concern basis.  Accordingly, the Group's results for the year ended 31 December 2010 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's Financial Statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 'Business Combinations' and related revisions to IAS 27 'Consolidated and Separate Financial Statements' issued in January 2008 and also IFRIC 17 'Distributions of Non-cash Assets to Owners' and the IASB's consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group's financial statements: April 2009 Annual Improvements to IFRS - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 'Financial Instruments: Recognition and Measurement - limited changes to IAS 39' issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

Notes (continued)

3. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £5,139 million (2009 - £4,115 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2010 from £5,674 million to £9,409 million, and the movements thereon were:

	2010	2009
	£m	£m

At beginning of year	5,674	2,926
Currency translation and other adjustments	(52)	2
Disposal of subsidiaries	(3)	-
Amounts written-off	(1,089)	(1,171)
Recoveries of amounts previously written-off	51	48
Charged to the income statement	5,139	4,115
Unwind of discount	(311)	(246)

At end of year	9,409	5,674

The provision for impairment losses at 31 December 2010 includes £9 million (2009 - £9 million) relating to loans and advances to banks. The charge to the income statement in the table above excludes £5 million (2009 - £24 million) relating to securities.

4. Tax
The actual tax credit differs from the expected tax credit/(charge) computed by applying the standard UK corporation tax rate of 28% as follows:

	2010	2009
	£m	£m

(Loss)/profit before tax	(2,381)	1,129

Expected tax credit/(charge)	667	(316)
Items not allowed for tax
- losses on strategic disposals and write-downs	(29)	(4)
- other	(70)	(66)
Non-taxable items
- gain on sale of Global Merchant Services	242	-
- gain on redemption of own debt	1	107
- other	103	203
Taxable foreign exchange movements	2	101
Group relief at non-standard rates	1	140
Foreign profits taxed at other rates	(507)	(266)
UK tax rate change - deferred tax impact	(16)	-
Losses in year where no deferred tax asset recognised	(275)	(5)
Adjustments in respect of prior years	(2)	111

Actual tax credit	117	5

Note:
(1)
In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce the rate of Corporation Tax in four annual decrements of 1% with effect from 1 April 2011. The first decrement from 28% to 27% was enacted in the Finance (No 2) Act 2010 on 27 July 2010. Accordingly, the closing deferred assets and liabilities have been calculated at the rate of 27%. An additional 1% decrement, also effective from 1 April 2011, was announced by the UK Government in the Budget on 23 March 2011. The impact of this further change is estimated as giving rise to a tax charge of £5 million, which will be recognised in the accounts for 2011.

Notes (continued)

5. Segmental analysis
Total revenue, operating (loss)/profit before tax and total assets by division are shown in the tables below.

	2010			2009
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	2,150	10	2,160	2,396	10	2,406
UK Corporate	1,622	-	1,622	1,669	2	1,671
Wealth	1,120	28	1,148	1,014	63	1,077
Global Transaction Services	1,681	2	1,683	1,680	-	1,680
Ulster Bank	1,494	31	1,525	1,703	5	1,708
Global Banking & Markets	1,779	218	1,997	1,936	292	2,228
Central items	720	105	825	1,724	287	2,011

Core	10,566	394	10,960	12,122	659	12,781
Non-Core	575	(38)	537	1,266	679	1,945

	11,141	356	11,497	13,388	1,338	14,726
Elimination of intra-group transactions	-	(356)	(356)	-	(1,338)	(1,338)

	11,141	-	11,141	13,388	-	13,388
Reconciling items
Gain on redemption of own debt	145	-	145	381	-	381
Strategic disposals	937	-	937	-	-	-

	12,223	-	12,223	13,769	-	13,769

	2010	2009
	£m	£m

Operating (loss)/profit before tax
UK Retail	80	(114)
UK Corporate	489	362
Wealth	184	203
Global Transaction Services	472	481
Ulster Bank	(631)	(281)
Global Banking & Markets	505	425
Central items	(1,592)	928

Core	(493)	2,004
Non-Core	(2,920)	(1,628)

	(3,413)	376
Reconciling items
Amortisation of purchased intangible assets	(2)	(12)
Integration and restructuring costs	(45)	(150)
Gain on redemption of own debt	145	381
Strategic disposals	937	-
Bonus tax	(3)	(10)
Gains on pension curtailment	-	544

	(2,381)	1,129

Notes (continued)

5. Segmental analysis (continued)

	2010	2009
	£m	£m

Total assets
UK Retail	19,964	19,932
UK Corporate	43,917	45,111
Wealth	34,283	31,993
Global Transaction Services	7,311	5,422
Ulster Bank	43,408	47,156
Global Banking & Markets	176,669	143,163
Central items	14,725	18,471

Core	340,277	311,248
Non-Core	26,255	39,480

	366,532	350,728

6. Dividends
RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the ultimate holding company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

7. Contingent liabilities and commitments

	2010	2009
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,680	2,494
Other contingent liabilities	1,969	2,241

	4,649	4,735

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	43,041	44,203
- one year and over	9,924	12,996
Other commitments	333	397

	53,298	57,596

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

8. Litigation
As a participant in the financial services industry, the RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Bank and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this note entitled 'Litigation', so far as the Group is aware, neither the Bank nor any of its subsidiaries is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group's financial position or profitability.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, Sections 10 and 20 of the US Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBSG ordinary securities and US American depositary receipts (ADRs) between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On 11 January 2011, the District Court dismissed all claims except those based on the purchase of RBSG Series Q, R, S, T, and/or U non-cumulative dollar preference shares.  The Court has not yet considered potential grounds for dismissal of the remaining claims, and RBS Group's motion to dismiss those remaining claims is to be submitted on a date which is still to be determined. In January and February 2011, two new complaints were filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs. A motion to consolidate those claims with the preference share claims is currently pending.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group is unable to reliably estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

8. Litigation(continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of  any of these other claims and proceedings will have a significant effect on the Group's financial position or profitability in any particular period.

9. Investigations
The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the RBS Group's control but could have a significant effect on the Group's businesses and earnings.

Notes (continued)

9. Investigations (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition in late 2010, the EC launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

Notes (continued)

9. Investigations (continued)

Multilateral interchange fees (continued)
In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court's judgment, although it has reserved the right to do so if it considers it appropriate. The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group's business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC made the final order in March 2011, with the key measures coming into force in October 2011 and April 2012.

The Financial Services Authority (FSA) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers Association filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. The court hearing took place from 25 to 28 January 2011 and judgment is awaited. RBS Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Notes (continued)

9. Investigations (continued)

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

On 16 March 2010 the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom.

The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon RBS Group.

Notes (continued)

9. Investigations (continued)

Equity underwriting
On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by 9 July 2010. The OFT study was formally launched on 6 August 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on 27 January 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on the Group, its business or results of operations.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government's Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail".

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing as well as public hearings in Edinburgh and Cardiff in December 2010. An Issues Paper by the ICB is expected in Spring 2011. At this stage it is not possible to estimate the effect of the ICB's report and recommendations upon the RBS Group, if any.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Notes (continued)

9. Investigations (continued)

Securitisation and collateralised debt obligation business (continued)
In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. More recently, in September 2010, RBS Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

US mortgages
RBS's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended 31 December 2010, GBM N.A. has received approximately US$38 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Notes (continued)

9. Investigations (continued)

US mortgages (continued)
GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (see section in Note 8 'Other securitisation and securities related litigation in the United States'). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The RBS Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future.  Furthermore, the RBS Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group's business, financial condition, results of operations, cash flow and the value of its securities.

Other investigations
In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBS Group and its subsidiaries cooperated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBS Group and its subsidiaries are cooperating fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages.

Notes (continued)

9. Investigations (continued)

Other investigations (continued)
In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing RBS Group's US operations and RBS Group and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS Group and its subsidiaries, could have a material adverse effect on the Group's business, results of operations and financial condition

10. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

Notes (continued)

10. The Financial Services Compensation Scheme (continued)
The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known.

11. Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.

The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: Tier 1 capital; certain "protected deposits" (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities by: netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

Three different rates apply during 2011, these average to 0.075 per cent. From 2012 the levy rate increases to 0.078 per cent. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20 billion of chargeable liabilities.

12. Related parties

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

Notes (continued)

12. Related parties (continued)
The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes including UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships. The volume and diversity of these transactions are such that disclosure of their amounts is impractical.

As at 31 December, balances with the UK Government and UK Government controlled bodies were as follows:

	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total
2010	£m	£m	£m	£m

Assets
Balances at central banks	372	-	-	372
Loans and advances to customers	3	21	39	63
Debt securities	-	-	1	1

Liabilities
Customer accounts	682	2,403	361	3,446
Derivatives	-	2	-	2

2009

Assets
Balances at central banks	79	-	-	79
Loans and advances to customers	6	247	32	285
Debt securities	1	-	-	1
Derivatives	-	3	1	4
Other	-	-	3	3

Liabilities
Customer accounts	1,262	1,832	358	3,452
Derivatives	-	6	-	6

No impairment losses were recognised by the Group in 2010 or 2009 in respect of balances with UK Government and UK Government controlled bodies.

Notes:
(1)
In addition to UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2)	Certain of the liability balances are secured.

Notes (continued)

12. Related parties (continued)

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2010	2009
	£m	£m

Income
Interest receivable	1,415	1,299
Interest payable	1,132	1,119
Fees and commissions receivable	235	221
Fees and commissions payable	66	74

Expenses
Other administrative expenses	1,717	1,015

13. Date of approval
The annual results for the year ended 31 December 2010 were approved by the Board of directors on 30 March 2011.

14. Post balance sheet events
There have been no significant events between the year end date and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Risk factors

Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. 'RBSG' means The Royal Bank of Scotland Group plc and 'RBS Group' means RBSG and its subsidiaries.

The RBS Group participates in the Asset Protection Scheme (APS) in the United Kingdom and, as a subsidiary of RBSG, the Group has assets which are covered by the provisions of the APS. For further information about the risks arising for the RBS Group, including the Group, as a result of its participation in the APS, and for further information about the risks faced by the RBS Group generally, refer to the section entitled 'Risk factors' in RBSG's Annual Report and Accounts for the year ended 31 December 2010.

The Group relies on the RBS Group
The Group is part of the RBS Group and receives capital from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009.
Under the Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime (the "SRR"). These powers enable the Authorities to deal with UK banks, building societies and other institutions. with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 ("FSMA") (each, a "relevant entity") where the conditions set out in the next paragraph headed "The SRR may be triggered prior to the insolvency of RBSG or its UK bank subsidiaries, which may include the Bank and its UK bank subsidiaries" are met.  The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs of this risk factor headed "RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009" set out some of the possible consequences of the exercise of those powers under the SRR.

Risk factors (continued)

The SRR may be triggered prior to the insolvency of RBSG or its UK bank subsidiaries, which may include the Bank and its UK bank subsidiaries.
The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity such as RBSG's UK banking subsidiaries, including the Bank, is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to perform regulated activities), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking systems and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as the Bank) or RBSG could be initiated. The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company (such as RBSG or the Bank) of a relevant entity into temporary public ownership provided that certain conditions are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any securities issued by the Bank without the consent of the holders thereof.
If stabilisation options are exercised in respect of the Bank, HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property rights and liabilities) in relation to the Bank.  Exercise of these powers could involve taking various actions in relation to any securities issued by the Bank (the "Securities") without the consent of holders of the Securities, including (among other things):

(i)	transferring the Securities free from any contractual, legislative or other restrictions on transfer;

(ii)	transferring the Securities free from any trust, liability or other encumbrance;

(iii)	extinguishing any rights to acquire Securities;

(iv)	delisting the Securities;

(v)	converting the Securities into another form or class (the scope of which power is unclear, although may include, for example, conversion of the Securities into equity securities);

(vi)	disapplying any termination or acceleration rights or events of default under the terms of the Securities which would be triggered by the transfer or certain related events; or

(vii)	where property is held on trust, removing or altering the terms of such trust.

Risk factors (continued)

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

The taking of any such actions may adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of the Bank to satisfy its obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act if any action is taken in respect of the Securities (and if the relevant order provides for the amount of compensation payable to be determined by an independent valuer, then for the purposes of determining an amount of compensation, the independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

Contractual arrangements between the Group and other companies within the RBS Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled.
If any member of the RBS Group were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect the Bank or its subsidiaries by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require the Bank or its subsidiaries to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between RBSG or the transferred business and the Bank or its subsidiaries or (iii) impose additional obligations on the Bank or its subsidiaries under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the Bank to satisfy its obligations under the issued Securities or related contracts.

A partial transfer of the business of the RBS Group, including the Bank, may result in a deterioration of the Group's creditworthiness.
If RBSG, the Royal Bank or the Group were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect the financial condition of RBSG, the Royal Bank or the Group and increase the risk that any of them may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act. In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act, but there can be no assurance that compensation would be assessed to be payable or that such holders would recover any compensation promptly and/or equal to any loss actually incurred.

Risk factors (continued)

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the UK Government took action under that Act in respect of a number of UK financial institutions, including, in extreme circumstances, full and partial nationalisation. There have been concerns in the market in recent years regarding the risks of such nationalisation in relation to the RBS Group and other UK banks. If economic conditions in the UK or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they had a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the RBS Group, the UK Government may decide to take similar action in relation to the Bank under the Banking Act. Given the extent of the Authorities' powers under the Banking Act, it is difficult to predict the effect that such actions might have on the Group and any securities issued by the Bank or its subsidiaries. However, potential impacts may include full nationalisation of the RBS Group including the Bank, the total loss of value in Securities issued by the Bank and the inability of the Bank to perform its obligations under the Securities.

If a relevant stabilisation option were effected in respect of RBSG or the stabilisation options were effected in respect of a relevant entity (such as the Bank) or its business within the RBS Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilisation power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.
The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the UK, the US and the Republic of Ireland. The outlook for these economies over the near to medium term remains challenging. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world's largest corporate institutions operating across a wide range of industry sectors, many of which are the Group's customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the UK Government, the governments of the other EU member states and the US Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Risk factors (continued)

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group's key markets, including those in the US and the Republic of Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions including the Bank and upward pressure on the cost of credit for financial institutions and will continue to impact the credit quality of the Group's customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write-downs and impairment charges and lower profitability.  In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group's access to the debt capital markets and may increase the Group's funding costs, which could have a material adverse impact on the Group's earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group's exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

The Group is currently exposed to country concentration risk in the US, the UK and the Republic of Ireland and certain business sector concentration risk relating to personal and property exposures. The Group's performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the Group's ability to raise new Tier 1 capital.
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares by RBSG, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares and RBS Group's participation in the Asset Protection Scheme (the "APS") (the "State Aid").  In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan (the "State Aid restructuring plan").

Risk factors (continued)

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. These restrictions will prevent RBSG and other RBS Group companies (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the RBS Group's ability to raise new capital through the issuance of ordinary shares and other securities issued by RBSG and hence to provide capital to the Bank.

The RBS Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009; which include disposing of RBS Insurance, the RBS Group's insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG also agreed to divest its global card payment services business, Global Merchant Services ("GMS"), by the end of 2013, subject to the RBS Group retaining up to 20 per cent of GMS if required by the purchaser and, its interest in RBS Sempra Commodities LLP ("RBS Sempra Commodities"), the RBS Group's joint venture with Sempra Energy and a leading global commodities trader and the Royal Bank branch based business in England and Wales and the Banks' branches in Scotland, along with the Direct small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The RBS Group has progressed with certain of these disposals over the course of 2010, including reaching an agreement to sell the Group's branch network in Scotland. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries. In implementing the State Aid restructuring plan, the Bank and its subsidiaries will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the RBS Group may pay any amounts owed to HM Treasury under the APS or otherwise, which may negatively impact the Group's business. The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the Group's retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

Risk factors (continued)

The implementation of the State Aid restructuring plan by the RBS Group may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially adverse impact on the Group's business, operations, financial condition, capital position and competitive position.

The Group's ability to implement the RBS Group's strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme.
In light of the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the non-core assets and businesses of the RBS Group (including the Bank and its subsidiaries) and the continued review of the RBS Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the RBS Group's Non-Core division totalled £252 billion, excluding derivatives, as at 31 December 2008. At 31 December 2010, this total had reduced to £137.9 billion, excluding derivatives, largely as a result of the progress made in business disposals and portfolio sales during the course of 2010. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that RBSG or the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to RBSG or the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that RBSG and the Group may fail to complete such disposals by any agreed longstop date.

Risk factors (continued)

In addition, RBSG and the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of assets of RBSG and the Group include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, RBSG and/or the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as noted above in the context of the State Aid restructuring plan and in the context of other disposals, the RBS Group, including the Group, will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the RBS Group's ability to implement its strategic plan and have a material adverse effect on RBSG's and/or the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group's access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups, the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group's overall cost of funding.

Risk factors (continued)

The RBS Group's liquidity management (which applies to the Group) focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the ability of the RBS Group (including the Group) to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity. While money market conditions improved during the course of 2009 and 2010, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. Significant progress was made during the course of 2010 in reducing non-core asset levels. While the liquidity position of the RBS Group may be materially adversely impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected, the magnitude of this risk reduced during the course of 2010. Any significant delay in the plans of the RBS Group may nevertheless require the Group to consider disposals of other assets not previously identified for disposal to achieve the funded balance sheet target level.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group's overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group's financial condition and results of operations or result in a loss of value in the Securities.

Risk factors (continued)

The financial performance of the Group has been materially affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and property sectors) and in a number of geographies (principally the UK, the US and Republic of Ireland).

The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group's borrowers and counterparties and also impact the Group's ability to enforce contractual security rights.

In the United States during the last year a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold. The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience increased repurchase demands, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.
The Group's ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and geographic markets, particularly the United Kingdom, United States and Europe).

Risk factors (continued)

In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Risk factors (continued)

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations.
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank's non-UK subsidiaries (principally RBS Securities Inc. and Ulster Bank's Republic of Ireland businesses). The Bank prepares its consolidated financial statements in sterling. Fluctuations in the exchange rates used to translate other currencies into sterling affect the Bank's reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group's operations whose functional currency is not sterling.

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group's investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on RBSG's and its and the UK Government's credit ratings.
The Bank and its principal subsidiaries have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the UK Government ownership of the RBS Group and the support provided to it through HM Treasury's Credit Guarantee Scheme, any downgrade in the UK Government's credit ratings could materially adversely affect the credit ratings of the RBS Group, the Bank and other Group companies and may have the effects noted above. Standard & Poor's Credit Market Services Europe Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 26 October 2010 and Moody's Investors Service Limited reaffirmed the UK Government's "Aaa" rating on 7 May 2010. Fitch Ratings Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 31 July 2009 and Moody's Investors Service Limited reiterated the UK Government's stable outlook on 23 June 2010. In addition to the RBSG credit ratings, the credit rating of Ulster Bank is important to the Group when competing in certain markets, such as over-the-counter derivatives.

Risk factors (continued)

As a result, any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or its principal subsidiaries could adversely affect the Group's access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.
Effective management of the Group's capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. The FSA's liquidity policy statement issued in October 2009 states that UK regulated firms must hold sufficient eligible securities to survive a liquidity stress and that liquidity policy statement, together with the developments described below, has resulted in the Group holding a greater amount of government securities to ensure that it has adequate liquidity in times of financial stress.

On 17 December 2009, the Basel Committee on Banking Supervision (the "Basel Committee") proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled "Basel III: A global regulatory framework for more resilient banks and banking systems" (containing the reforms relating to capital) and "Basel III: International framework for liquidity risk measurement, standards and monitoring" (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2 per cent (before the application of regulatory adjustments) to 4.5 per cent (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4 per cent to 6 per cent. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8 per cent. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5 per cent to withstand future periods of stress, bringing the total common equity requirements to 7 per cent. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0 per cent to 2.5 per cent of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board.

Risk factors (continued)

The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013. The requirements, however, are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which it operates, including the European Commission's public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of ordinary shares, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards the Group's regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group. In addition, pursuant to the State Aid approval, should the RBS Group's Core Tier 1 capital ratio decline to below 5 per cent at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, it will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any such forced reduction in risk-weighted assets may have an impact on the Group, depending on which assets are ultimately selected for disposal.

As at 31 December 2010, the Group's Tier 1 and Core Tier 1 capital ratios were 10.7 per cent and 9.5 per cent, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

Risk factors (continued)

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as "held-for-trading" or "designated as at fair value through profit or loss"; (ii) financial assets classified as "available-for-sale"; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition.

Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
The consolidation that has taken place in recent years among banking institutions in the UK and the US continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favourable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects.

Risk factors (continued)

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in the banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

The RBS Group and the Group may suffer if they do not maintain good employee relations.
In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition, certain of the Group's employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the US, the UK and other European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the countries in which it operates.

Risk factors (continued)

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

• the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•      requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

• requirements to operate in a way that prioritises objectives other than shareholder value creation;

• changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

• the imposition of restrictions on the Group's ability to compensate its employees;

• regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

• rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•      other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing, and the introduction of, and changes to, levies, fees or taxes applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

• other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group's products and services.

For further information on the bank levy in the United Kingdom, see Note 11 on page 23.

Risk factors (continued)

RBSG, the Group and other RBS Group members are and may be subject to litigation and regulatory investigations that may impact the Group's business.
The RBS Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation against RBSG, the Group or any other RBS Group members could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations or result in a loss of value in the Securities.

For details about certain investigations, supervisory matters and litigation matters to which the Group is subject, refer to Notes 8 and 9 on pages 15 to 22.

The Group's results could be adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position.

Risk factors (continued)

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group's various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes' liabilities as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios' returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition or result in a loss of value in the Securities. A funding valuation of the Group's main defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund is currently being carried out with an effective date of 31 March 2010.

Operational risks are inherent in the Group's operations.
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group's business, applicable authorisations and licences, reputation, results of operations and the price of its securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Bank will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the "Official List") nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

Risk factors (continued)

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future. From January 2011, the UK Government increased the standard rate of value added tax from 17.5 per cent to 20 per cent and on 1 January 2011, the UK Government introduced the banking levy. These changes, together with any future changes, such as the possible introduction of a financial activities tax, could reduce the Group's profitability.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group.
UKFI manages HM Treasury's shareholder relationship with RBSG. Although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that RBSG and the other RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury's position as a majority shareholder of RBSG (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders of RBSG do not have. These include rights under the terms of the APS over the RBS Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder of RBSG or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other RBSG and Group shareholders. The RBSG and Group Boards have a duty to promote the success of the respective companies for the benefit of their members as a whole.

The UK Government currently holds approximately 68 per cent of the issued ordinary share capital of RBSG and, indirectly, the Group's share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75 per cent of the total issued shares in RBSG.

The Group's operations have inherent reputational risk.
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

Risk factors (continued)

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (the "Compensation Scheme") was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at 31 December 2010, the Group had accrued £110 million for its share of Compensation Scheme management expenses levies for the 2010/2011 and 2011/2012 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in the Securities.

The Group's business and earnings may be adversely affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the UK, the US and the Republic of Ireland. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the United Kingdom Government will commence a staged reduction in the rate of United Kingdom corporation tax from 28 per cent to 23 per cent over a four-year period. Such a change in the applicable tax rate would reduce the recoverable amount of the recognised deferred tax assets.

Risk factors (continued)

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed "The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements"). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The APS may result in greater tax liabilities for the Group and the loss of potential tax benefits.
RBS Group can opt (with the consent of HM Treasury) to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any APS exit fee by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets. It has not opted to do so to date, but if it does so in the future, it is difficult to value accurately the cost to the Group, which depends on unascertainable factors including the extent of future losses and any changes in tax law.

In addition to suffering greater tax liabilities in future years as a result of the waiver of the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (the "Tax Loss Waiver"), the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS. The Tax Loss Waiver provides that RBS Group is not permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2010.

We, the directors listed below, confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

●
the Financial review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

30 March 2011

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Colin Buchan Sandy Crombie Penny Hughes Joe MacHale John McFarlane Brendan Nelson Arthur 'Art' Ryan Philip Scott

Additional information

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ("the Act").  The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies and those for the year ended 31 December 2010 will be filed with the Registrar of Companies following the company's Annual General Meeting. The reports of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Filing with the US Securities and Exchange Commission
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

Contact
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2011

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary